UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MINERALS TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11430	25-1190717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

622 Third Avenue, New York, NY	10017-6707
(Address of principal executive offices)	(Zip Code)

Thomas J. Meek (212) 878-1800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 ✓  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

SECTION 1 – CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure – Reasonable Country of Origin Inquiry

(a)  Minerals Technologies Inc. ("MTI") is a resource- and technology-based company that develops, produces and markets on a worldwide basis a broad range of specialty mineral, mineral-based and synthetic mineral products and supporting systems and services.  This Form SD is filed by MTI pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the period from January 1, 2017 to December 31, 2017 (the "Reporting Period").

Under Rule 13p-1, MTI is required to determine whether any conflict minerals are necessary to the functionality or production of a product it manufactures or contracts to manufacture and, if so, to conduct, in good faith, a "reasonable country of origin inquiry" that is reasonably designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the "Covered Countries") or is from recycled or scrap sources.  The Securities and Exchange Commission defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, and any other mineral or its derivative determined by the U.S. Secretary of State to be financing conflict in a Covered Country ("Conflict Minerals").

MTI conducted an evaluation of its product lines sold during the Reporting Period and determined that its Pyroid® PG HT thermal management material product ("Pyroid Product"), which is sold in small lot production quantities, contains small amounts of gold that is necessary to the functionality of the Pyroid Product.  In addition, MTI determined that its CETSEAL® and HYDROFIX® products ("Environmental and Building Materials Products"), which it contracts to manufacture, use small amounts of tin that is necessary to the functionality of the Environmental and Building Materials Products.  Other than the foregoing, MTI does not believe any of its other products manufactured (or contracted by MTI to be manufactured) and sold in the Reporting Period contained any Conflict Minerals.

(b)  MTI determined that the gold used in its Pyroid Product was purchased from two suppliers during the Reporting Period.  MTI conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether the gold used in the Pyroid Product originated in a Covered Country or is from recycled or scrap sources.  This inquiry included communications with MTI's two suppliers of the gold, which resulted in the issuance to MTI of certifications from both suppliers that none of the gold supplied originates in a conflict region.

In addition, MTI determined that the tin used in its Environmental and Building Materials Products was purchased from a single supplier during the Reporting Period.  MTI conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether the tin used in the Environmental and Building Materials Products originated in a Covered Country or is from recycled or scrap sources.  This inquiry included communications with MTI's sole supplier of the product containing tin.  The supplier provided MTI with, and MTI reviewed, a completed Responsible Minerals Initiative Conflict Minerals Reporting Template ("RMI CMRT") from its supplier.  The completed RMI CMRT indicated that the supplier was able to identify 100% of the smelters that it used to manufacture all of its products (including those not supplied to MTI's supplier), that one of the many smelters it uses has feedstock that originates in the Covered Countries, and that such smelter is compliant with the relevant RMI conflict-free smelter initiatives.

This Specialized Disclosure Form is being posted to MTI's publicly available Internet site (http://investors.mineralstech.com/sec-filings ) upon the filing of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MINERALS TECHNOLOGIES INC.
(Registrant)

	By:	/s/ Thomas J. Meek
	Name:	Thomas J. Meek
	Title:	Senior Vice President, General Counsel,
Human Resources, Secretary and Chief
Compliance Officer

Date: May 31, 2018